Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

CARDERO RESOURCE CORP. (the “Company”)
Suite 1901-1177 West Hastings Street
Vancouver, BC V6E 2K3

Item 2 Date of Material Change

June 11, 2004

Item 3 News Release

The news release was disseminated on June 11, 2004 to the TSX Venture Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia and Alberta Securities Commissions.

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announces the granting of stock options to directors, officers, employees and consultants.

Item 5 Full Description of Material Change

Cardero Resource Corp. (the “Company”) announces that pursuant to its Stock Option Plan, it has granted options to certain directors, officers, employees and consultants, of up to an aggregate 1,615,000 shares in the capital stock of the Company.  The options are exercisable on or before June 11, 2006 at a price of $2.50 per share.

The Stock Option Plan was approved by the members of the Company at the Annual General Meeting held on April 14, 2004.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Marla K. Ritchie

Phone:  604-408-7488

Item 9 Date of Report

June 15, 2004